May 8, 2025

Juan Gabriel Diaz
Chief Executive Officer
Software Effective Solutions, Corp.
6500 River Place Boulevard
Building 7, Suite 250
Austin, Nevada 78730

       Re: Software Effective Solutions, Corp.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed April 28, 2025
           File No. 024-12591
Dear Juan Gabriel Diaz:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 31, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
General

1. We note your response to prior comment 1, as well as your revised disclosure that contemplates both a primary offering of Offered Shares and a secondary offering of the shares of common stock underlying the Subject Convertible Note. However, your
       disclosure continues to state that    the principal amount convertible
notes (the    Subject
       Convertible Notes   ) will, by their terms, be eligible for conversion
into Offered
       Shares.    Please revise to reconcile this inconsistency, as your
disclosure throughout
       the offering statement does not appear to indicate that the 500,000,000 Offered Shares include the resale shares offered by your selling shareholders.
 May 8, 2025
Page 2
2.    We note your revised disclosure that you    intend to file a supplement
to this Offering
      Circular pursuant to Rule 253(g)(2), wherein the exact number of Offered Shares issued in payment of the Subject Convertible Notes to be offered by the Selling
      Shareholders in this offering will be disclosed.    Please revise to
state the volume of
      securities to be offered for resale, and have counsel revise the Exhibit
12.1 legality
      opinion to cover the shares to be offered for resale. Refer to Rule 253(b)(4) of
      Regulation A and Item 17(12) of Form 1-A.

      Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at
202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Eric Newlan, Esq.